NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC PE 2-28-08



08040736

Received SEC
FEB 29 2008
Washington, DC 20549

February 29, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/29/2008

J. Michael Schaefer
Secretary-Treasurer
Schaefer-Nevada, Inc.
1101 Saint Paul St. #712
Baltimore, MD 21202

Re: Zions Bancorporation
Incoming letter received February 28, 2008

Dear Mr. Schaefer:

This is in response to your letter received on February 28, 2008. In that letter, you requested that the Commission review the Division of Corporation Finance's February 11, 2008 no-action letter regarding a shareholder proposal submitted to Zions by Schaefer-Nevada, Inc.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

cc: Thomas E. Laursen
Executive Vice President and General Counsel
Zions Bancorporation
One South Main, Suite 1138
Salt Lake City, UT 84111

Chairman Christopher Cox

SCHAEFER-NEVADA, INC.
1101 St. Paul St., #712, Baltimore, MD 21202
3930 Swenson St. #103, Las Vegas, NV 89119

E: mike2004@comcast.net
Tel. 443 708 4710; Fax 443 708 3305
Cell 410 302-5005

Director John W. White, fax 202-772-9213
Div. Of Corporation Finance, SEC
Washington, DC 20549

2/25/08 REPLY TO BALTIMORE MD.

Re: Issuer ZION BANCORPORATION's 2008 Annual Meeting(always in Salt Lake City)

Gentlemen:

This past week you advised issuer that your office would not recommend action in the event my proposal for rotation of the annual meeting were omitted from its proxy material. And gave not-a- clue as to the basis of your summary rejection.

This is my request, demand, to have this matter considered promptly by the Commission at its next scheduled meeting, and I demand confirmation from your office promptly that you have received this, and the date and time I may appear.

The Commission has traditionally allowed shareholders to discuss rotation v. nonrotation of annual meeting situs. Lewis D. Gilbert of NYC was the first to propound such proposals and many major international corporations rotate—NYC based Chase Bank has met in Houston, Texas, ATT is always going somewhere else.

ZION has a number of wholly-owned banking subsidiaries, we own 500 shares reflecting an investment of almost of some $40,000. We have for over ten years been valued customers of their Nevada State Bank subsidiary; the corporation is active in California, Texas, and in other states. It is our view that the financial media and shareholders of the states where ZION has substantial interests are entitled to have access to the officers and directors, it benefits the corporation in many ways, and more importantly, while this is a Board decision and not a shareholder decision, the purpose of shareholder-proposal entitlement laws is to assure that the Board has the input and shareholder sentiment when dealing with a successful vote on a recommendation. It often happens that issuers concede the shareholder viewpoint rather than have it voted on and have to write an often indefensible opposition to a very reasonable proposal.

Thank you for your prompt attention to this.

END

Sincerely,



J. Michael Schaefer, Secretary-Treasurer, Schaefer-Nevada, Inc.
cc:Thomas E. Laursen, General Counsel, Zion Bancorporation, by fax 801-524-2129
cc: Secretary, SEC, Nancy Morris, fax 202-772-9324
cc: Chairman Christopher Cox, fax 202-772-9200